MR

10027088

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2010

Washington, DC
105

SEC FILE NUMBER
8-67555

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hatteras Capital Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8540 Colonnade Center Drive, Suite 401
(No. and Street)

Raleigh (City) North Carolina (State) 27615 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lance Baker (919) 846-2324
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley, (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/16

OATH OR AFFIRMATION

I, Lance Baker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Hatteras Capital Distributors, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VICKEY L COLLINS
NOTARY PUBLIC
FRANKLIN COUNTY, NC

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HATTERAS CAPITAL DISTRIBUTORS, LLC

TABLE OF CONTENTS

◆ ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Members
Hatteras Capital Distributors, LLC

We have audited the accompanying statement of financial condition of Hatteras Capital Distributors, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in members' capital, change in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hatteras Capital Distributors, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2010

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS	
Cash	$268,812
Due from affiliates, net	56,908
Prepaid expenses	21,611
Total assets	$347,331
LIABILITIES	
Accrued expenses	$ 50,720
Distributions payable to Members	131,682
Total liabilities	182,402
MEMBERS' CAPITAL	164,929
Total liabilities and members' capital	$347,331

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

REVENUE	
Investment service fee	$ 195,442
Service fees	1,403,379
Total revenue	1,598,821
EXPENSES	
Marketing events and materials	150,030
Travel, meals and entertainment	140,815
Payroll and related expenses	598,878
Professional fees	100,622
Regulatory fees and expenses	31,173
Insurance	13,190
Rent	19,376
Office expense	17,344
Other expenses	11,623
Total expenses	1,083,051
NET INCOME	$ 515,770

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2009

Members' capital, December 31, 2008	$ 126,306
Net income	515,770
Distributions	(477,147)
Members' capital, December 31, 2009	$ 164,929

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2009

Balance at December 31, 2008	$ 0
Increase (decrease)	0
Balance at December 31, 2009	$ 0

See accompanying notes.

HATTERAS CAPITAL DISTRIBUTORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

Cash flows provided by operating activities	
Net income	$ 515,770
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in due from affiliates, net	43,592
(Increase) in prepaid expenses	(21,611)
Increase in accounts payable and accrued expenses	8,167
Net cash provided by operating activities	545,918
Cash flows used in financing activities	
Distributions paid to Members	(413,271)
Net increase in cash	132,647
Cash at beginning of year	136,165
Cash at end of year	$ 268,812

See accompanying notes.

Note 1. ORGANIZATION

Hatteras Capital Distributors, LLC (the "Company") was organized on January 4, 2007 as a limited liability company under the laws of the state of North Carolina. The Company provides investment services to investors as a fully disclosed broker-dealer. The Company is licensed to operate in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. The Company is registered and regulated by the United States Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not hold funds or securities for customers and does not perform custodial functions related to customer securities.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), which require the use of certain estimates made by the Company's management.

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), referred to as FASB ASC or the Codification, became the single source of U.S. GAAP for interim and annual periods ending after September 15, 2009. Existing accounting standards are incorporated into the Codification and standards not incorporated into the codification are considered nonauthoritative.

B. Income Taxes

The Company prepares and files calendar year U.S. and applicable state information tax returns and reports to its members their allocable share of the Company's taxable income. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The 2007 through 2009 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

C. Cash

The Company maintains cash deposits with RBC Bank. At times, these balances may be in excess of federally insured limits.

D. Allocation of Income and Loss

Income or loss of the Company is allocated based on defined percentages and other agreements entered into among the Members.

Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Recently Issued Accounting Pronouncement

In May 2009, the FASB issued FASB Statement No. 165, "Subsequent Events" (FAS 165) which establishes general standards of accounting for and disclosure of events that occur after the date of the statement of financial condition but before the financial statements are issued or are available to be issued. FAS 165, which is now incorporated in the Codification in the *Subsequent Events* Topic, is effective for interim and annual periods ending after June 15, 2009 and is applied prospectively. The adoption of this accounting pronouncement did not have a material impact on the Company's financial statements.

F. Members

The Managing Members of the Company are David B. Perkins and Robert L. Worthington, who conduct and manage the business of the Company. At December 31, 2009, the Managing Members' and Non-Managing Members' capital balances are $157,323 and $7,606, respectively. Members are generally not individually liable for any debts, liabilities, contracts or obligations of the Company.

Note 3. RELATED PARTY TRANSACTIONS

The Company has entered into a Fund Servicing Agreement with Hatteras Investment Partners, LLC (HIP), an affiliate of the Company. Under the Fund Servicing Agreement, HIP has engaged the Company to provide services to Hatteras Multi-Strategy 3C-1, LP, Hatteras Multi-Strategy Fund, LP, Hatteras Multi-Strategy Institutional Fund, LP, Hatteras Multi-Strategy Offshore, Ltd., Hatteras Multi-Strategy TEI Fund, LP, and Hatteras Multi-Strategy TEI Institutional Fund, LP (collectively, the "Funds"). HIP serves as the General Partner and/or the Investment Manager of the Funds. As dictated by the Fund Servicing Agreement, the Company will assist with communication with the Investors in the Funds, maintenance of Fund records, and provide other various services related to the Funds' operations. As compensation for performing such services, HIP pays the Company a Service Fee at an annualized rate of 0.10% of the aggregate net assets (as defined in the Funds' offering documents) of the Funds. The Service Fee is payable monthly, in arrears, within thirty days following the end of each calendar month, and shall be calculated based on the aggregate net assets of each Fund, as of the last business day of such calendar month (before taking into account any management fees payable, directly or indirectly, by each Fund to HIP). For the year ended December 31, 2009, the Company earned a Service Fee of $1,290,960 from HIP, of which $116,177 is due to the Company from HIP at December 31, 2009.

Note 3. RELATED PARTY TRANSACTIONS (CONTINUED)

In addition, the Company has entered into a Fee Allocation Agreement by and among Hatteras Capital Investment Partners, LLC, the General Partner of Hatteras Late Stage VC Fund I, L.P. (LSVC), Hatteras Capital Investment Management, LLC, the Investment Manager of LSVC, and the Company. As dictated by the Fee Allocation Agreement, the Company will act as the placement agent of, and provider of investors services to, LSVC. As compensation for performing such services, LSVC pays the Company a quarterly Investor Service Fee of one-quarter of 0.75% of the original Committed Capital (as defined in LSVC's Confidential Private Placement Memorandum) of LSVC minus the cost basis of the portfolio securities sold, distributed or written-off after the Investment Period until the final day of the Fund. The Investor Service Fee is payable in advance on the first business day of the calendar quarter. The General Partner may enter into side letter agreements with certain Investors of LSVC that may entitle the Company to a different Investor Service Fee. At December 31, 2009, one side letter agreement had occurred and the Company receives a quarterly Investor Service Fee of one-quarter of 0.60% of that Investors original Committed Capital. For the year ended December 31, 2009, the Company received an Investor Service Fee of $195,442 from LSVC.

The Company is the selling agent or distributor for Alpha Hedged Strategies Fund, Beta Hedged Strategies Fund, Hatteras Ramius Advantage Fund and Hatteras Ramius Advantage Institutional Fund ("the Funds"). The Company assesses sale or distribution fees equal to 0% to 2% on applicable investor capital contributions or monthly capital balances. For the year ended December 31, 2009, the Company earned sale and distribution fees of $80,447 from the Funds which is included in the caption Service Fees on the Statement of Operations. At December 31, 2009, the Company is owed $24,153 from the Funds and such amount is included in Due from affiliate, net on the Statement of Financial Condition. The amount due from the Funds was received by the Company on January 28, 2010.

The Company has an Expense Sharing Agreement with HIP, with which it shares office facilities. Under the terms of this agreement, the Company was allocated certain expenses paid by HIP generally based on the percentage of time, space and equipment used by certain HIP employees in conducting activities related to the Company. Such expenses allocated from HIP totaled $933,040 and are included in marketing events and materials; travel, meals and entertainment; payroll and related expenses; professional fees; regulatory fees and expenses; insurance; rent; office expense and other expenses in the accompanying Statement of Operations. At December 31, 2009, the Company owes HIP $83,422 related to the Expense Sharing Agreement and such amount has been netted against the $116,177 due to the Company from HIP related to the aforementioned Fund Servicing Agreement. The net $32,755 due from HIP is included in Due from affiliates, net on the Statement of Financial Condition. Such net amount due from HIP was received by the Company on January 28, 2010.

Note 4. CREDIT RISK

The Company has cash on deposit with RBC Bank. In the event of the financial institution's insolvency, recovery of Company assets on deposit may be limited to account insurance or other protection afforded such deposits.

Note 5. NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2009, the Company has net capital of $86,410, which is $74,250 in excess of its required net capital of $12,160. The Company's percentage of aggregate indebtedness to net capital is 211%.

On January 6, 2009, the Company made a non-interest bearing loan to HIP in the amount of $150,000. This non-interest bearing loan was repaid to the Company by HIP on January 27, 2009. On February 3, 2009, the Company made another non-interest bearing loan to HIP in the amount of $250,000. Such loan was repaid to the Company by HIP on February 13, 2009. As a result of these non-interest bearing loans, the Company did not meet its minimum net capital requirement under Rule 15c3-1 of the Securities Exchange Act of 1934 during the period January 6, 2009 to February 13, 2009. The net capital deficiency ranged from approximately $78,000 to $168,000.

The Company corrected the net capital deficiency by HIP repaying $250,000 of the February 3, 2009 non-interest bearing loan to the Company on February 13, 2009. In addition, the Company has implemented policies and procedures to more effectively monitor its net capital requirements.

Note 6. CONTINGENCY

The Company and certain of its members are currently named as a defendant in a lawsuit brought by a former member. The former member alleges, among other things, that he was wrongly removed as a member of the Company in 2008, and that he did not consent to the addition of new members during the year. The Company believes the suit is without merit and intends to vigorously defend its position. Since the Company believes the likelihood of the former member prevailing is low, and that any remedy awarded the plaintiff would most likely involve the re-distribution of distributions previously made, no accrual has been made for any potential loss from this litigation.

Note 7. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were issued, and determined there were no other subsequent events that required disclosure.

SUPPLEMENTARY INFORMATION

HATTERAS CAPITAL DISTRIBUTORS, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Total Members' capital	$ 164,929
Deduct items not allowable for net capital	
Non-allowable assets	
Due from affiliates, net	(56,908)
Prepaid expenses	(21,611)
Net capital	$ 86,410
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1., below)	$ 12,160
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 86,410
Minimum net capital requirement	12,160
Excess net capital	$ 74,250
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 68,170
Total aggregate indebtedness (total liabilities)	$ 182,402
Percentage of aggregate indebtedness to net capital	211 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Company's computation of net capital and required net capital from the December 31, 2009 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed on January 27, 2010.

Note 1. – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2009 is as follows:

Total liabilities	$ 182,402

See accompanying notes to financial statements and independent auditor's report

HATTERAS CAPITAL DISTRIBUTORS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2009

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Hatteras Capital Distributors, LLC claims the k(2)(i) exemption in relation to Rule 15c3-3,

See accompanying notes to financial statements and independent auditor's report

HATTERAS CAPITAL DISTRIBUTORS, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2009

♦ ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Hatteras Capital Distributors, LLC

In planning and performing our audit of the financial statements of Hatteras Capital Distributors, LLC (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. For the year ended December 31, 2009, we noted the following matter involving the control activities and their operation that we consider to be a material weakness, as defined above. As disclosed in Note 5. to the financial statements, the Company failed to meet its minimum net capital requirement as required by SEC Rule 15c3-1 of the Securities Exchange Act of 1934 during the months of January and February 2009. The Company corrected the net capital deficiency by Hatteras Investment Partners, LLC repaying $250,000 of the February 3, 2009 non-interest bearing loan to the Company on February 13, 2009. In addition, the Company has implemented policies and procedures to more effectively monitor the Company's net capital requirements. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the Company's financial statements for the year ended December 31, 2009 and does not affect our report thereon dated February 25, 2010.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2010

◆ ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Members
Hatteras Capital Distributors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by Hatteras Capital Distributors, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the check register of the Company noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, less amounts reported on the audited Form X-17A-5 attributable to the period January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009 noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers detailing income from registered investment companies noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no such overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

HATTERAS CAPITAL DISTRIBUTORS LLC
8540 COLONNADE CENTER DR
SUITE 401
RALEIGH, NC 27615
DEA - FINRA
CRD 143365 YEAR-END 12/31

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LANCE BAKER 919 846 2324

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2898

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (893)

1-19-09 AND 7-22-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 2005

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2005

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HATTERAS CAPITAL DISTRIBUTORS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 23rd day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC 31, 2009
Eliminate cents

Item No.

Item		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1 238 258
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		78 900
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions		78 900
2d. SIPC Net Operating Revenues		$ 1 159 358
2e. General Assessment @ .0025		$ 2 898

(to page 1 but not less than $150 minimum)